                                                              File No. 001-16189

                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)

                                     of the

                       SECURITIES AND EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                       BAY STATE GAS COMPANY SAVINGS PLAN
                        FOR OPERATING EMPLOYEES AND TRUST

                                  NiSource Inc.
                               801 E. 86th Avenue
                             Merrillville, IN 46410

BAY STATE GAS COMPANY
SAVINGS PLAN FOR OPERATING
EMPLOYEES AND TRUST

Financial Statements as of December 31, 2003 and
2002 and for the Year Ended December 31, 2003,
Supplemental Schedule as of December 31, 2003 and
Report of Independent Registered Public
Accounting Firm

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

TABLE OF CONTENTS

                                                                                                                 PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                                2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003                  3

   Notes to Financial Statements                                                                                  4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003                9

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of the
Bay State Gas Company Savings Plan
For Operating Employees and Trust
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 10, 2004

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BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

          ASSETS                                      2003              2002
Investments--at fair value:
  Mutual funds                                     $18,935,413       $13,144,281
  Common stock fund                                  5,539,851         4,826,318
  Money market fund                                  3,607,478         3,657,011
  Participant loans                                  1,322,925         1,301,057
                                                   -----------       -----------
    Total investments                               29,405,667        22,928,667
                                                   -----------       -----------
Receivables:
  Participant contributions                             36,844            39,873
  Employer contributions                                36,651            27,319
                                                   -----------       -----------
    Total receivables                                   73,495            67,192
                                                   -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS                  $29,479,162       $22,995,859
                                                   ===========       ===========

See notes to financial statements.

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

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
 Contributions:
  Participant                                                      $  1,953,582
  Employer                                                              545,365
                                                                   ------------
   Total contributions                                                2,498,947

Investment income:
 Net appreciation in fair value of investments                        4,421,713
 Dividends and interest                                                 603,823
                                                                   ------------
    Investment income                                                 5,025,536
                                                                   ------------
   Total additions                                                    7,524,483
                                                                   ------------
DEDUCTIONS:

Benefits paid to participants                                          (984,209)
Transfers, net                                                          (52,885)
Administrative expenses                                                  (4,086)
                                                                   ------------
   Total deductions                                                  (1,041,180)
                                                                   ------------
NET INCREASE                                                          6,483,303

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                 22,995,859
                                                                   ------------
NET ASSETS AVAILABLE FOR BENEFITS--End of year                     $ 29,479,162
                                                                   ============

See notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

      Bay State Gas Company (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL--The Plan was established effective January 1, 1988. It is a defined contribution plan available to substantially all employees of the Company who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION--The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all of the Plan's assets and executes all investment transactions.

      CONTRIBUTIONS--Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Additionally, participants who are at least 50 years old can make catch-up contributions to the plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

      The Company makes contributions to the Plan in accordance with the various governing collective bargaining agreements as set forth in the Plan document. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions from 2.5% to 3.5% of eligible compensation. The matching Company contribution is allocated according to the participants' directed accounts.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS--The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

      VESTING--Participants are fully vested in their accounts at all times.

      PARTICIPANT LOANS--Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75% to 10.5%, which equal prime rate. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is used to purchase the participant's primary residence, which allows repayment up to 15 years. Participants may have two loans outstanding at any given time.

      PARTICIPANT WITHDRAWALS--Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

                  Age 59 1/2 withdrawals;

                  Voluntary withdrawals from after-tax and rollover contributions; and

                  Hardship withdrawals, subject to the Plan rules.

      A hardship withdrawal may result in the suspension of the participant's deferral and company matching contributions for six months.

      PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a distribution in (1) a single lump sum; (2) a portion paid in a lump sum, and the remainder paid later (partial payment); or (3) periodic installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. Participants may elect that a distribution in the form of a lump sum payment be made in the form of whole shares of NiSource Inc. stock and cash in lieu of fractional shares (to the extent the distribution consists of amounts from the NiSource Inc. Common Stock Fund). If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

      TRANSFERS BETWEEN PLANS--Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

      EMPLOYEE STOCK OWNERSHIP PLAN--The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time after they reach age 50. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

      VOTING AND TENDERING RIGHTS OF NISOURCE INC. COMMON STOCK FUND PARTICIPANTS--Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares) or tendering share during tender offer, represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The financial statements of the Plan were prepared using the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

      PAYMENT OF BENEFITS--Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES--Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets.

                                                             DECEMBER 31,
                                                      --------------------------
                                                         2003            2002
NiSource Inc. Common Stock Fund                       $5,539,851      $4,826,318
Fidelity Growth Fund                                   3,453,237       2,126,693
Fidelity Overseas Fund                                 2,365,977       1,588,822
Fidelity Retirement Money Market Fund                  3,607,478       3,657,011
Fidelity Spartan U.S. Equity Fund                      5,297,314       3,983,272

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds                                                          $3,923,573
NiSource Inc. Common Stock Fund                                          498,140
                                                                      ----------
                                                                      $4,421,713
                                                                      ==========

      The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.    RELATED-PARTY TRANSACTIONS

      The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management

      Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

6.    TAX STATUS

      The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated January 17, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                     ******

                              SUPPLEMENTAL SCHEDULE

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

FORM 5500 SCHEDULE H, LINE 4i
EIN: 04-3442797, PLAN 011
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

  IDENTITY OF ISSUER,                          DESCRIPTION OF INVESTMENT,
  BORROWER, LESSOR,                      INCLUDING MATURITY DATE, RATE OF INTEREST,                               FAIR
  OR SIMILAR PARTY                         COLLATERAL AND PAR OR MATURITY VALUE                                   VALUE
  ----------------                         ------------------------------------                                   -----
* NiSource Inc.                          Common Stock Fund                                                     $ 5,539,851
* Fidelity Investments                   Puritan Fund                                                               69,712
* Fidelity Investments                   Magellan Fund                                                             323,078
* Fidelity Investments                   Contrafund                                                                487,706
* Fidelity Investments                   Equity Income Fund                                                        196,141
* Fidelity Investments                   Growth Fund                                                             3,453,237
* Fidelity Investments                   Growth & Income Fund                                                      165,894
* Fidelity Investments                   Intermediate Bond Fund                                                    290,464
* Fidelity Investments                   Overseas Fund                                                           2,365,977
* Fidelity Investments                   Europe Fund                                                                41,212
* Fidelity Investments                   Pacific Basin Fund                                                         30,717
* Fidelity Investments                   Balanced Fund                                                             239,737
* Fidelity Investments                   Small Cap Independent Fund                                                114,692
* Fidelity Investments                   Freedom Income Fund                                                       189,678
* Fidelity Investments                   Freedom 2010 Fund                                                       1,032,659
* Fidelity Investments                   Freedom 2020 Fund                                                       1,064,665
* Fidelity Investments                   Freedom 2030 Fund                                                         610,689
* Fidelity Investments                   Freedom 2040 Fund                                                       1,040,311
* Fidelity Investments                   Retirement Money Market Fund                                            3,607,478
* Fidelity Investments                   Spartan U.S. Equity Fund                                                5,297,314
  PIMCO Investments                      Total Return Fund (institutional)                                         284,345
  PIMCO Investments                      Long-term Government Fund                                                 222,168
  PIMCO Investments                      Low-duration Fund (institutional)                                         151,234
  PIMCO Investments                      StockPLUS Fund (institutional)                                             48,093
  Janus Investments                      Small Cap Value Fund (institutional)                                      715,360
  Dreyfus Investments                    Emerging Leaders Fund                                                     246,151
  American Funds Investments             EuroPacific Growth Fund                                                   138,784
  Vanguard Investments                   U.S. Growth Investor Shares Fund                                           57,090
  Morgan Stanley Investments             U.S. Small Cap Core Fund                                                   58,305
* Various Plan participants              Participant loans, with interest rates ranging from 4.75% to 10.5%
                                         maturity dates ranging from January 2004 to January 2009.               1,322,925
                                                                                                               -----------
  TOTAL ASSETS (HELD AT END OF YEAR)                                                                           $29,405,667
                                                                                                               ===========

* Denotes a party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Form S-8 File No. 333-72367, on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01, Form S-3 File No. 333-76645 and on Post-Effective Amendment on Form S-3 to Forms S-4 File No. 333-33896-01 and File No. 333-33896 of our report dated June 10, 2004, appearing in the Annual Report on Form 11-K of the Bay State Gas Company Savings Plan for Operating Employees and Trust for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 28, 2004

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

By
   ---------------------------------------------
                /s/ David J. Vajda
    Vice President & Treasurer, NiSource Inc.
        Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. Section 1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Bay State Gas Company Savings Plan for Operating Employees and Trust for the fiscal year ended on December 31, 2003 fully complies with the requirements of 15 U.S.C. Section 78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

__________________________________            __________________________________
/s/ Gary L. Neale                             /s/ Michael W. O'Donnell
Chairman, President and                       Executive Vice President and
Chief Executive Officer                       Chief Financial Officer